Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Below is an e-mail sent to the employees of LAN on March 18, 2011.

With the objective of maintaining you informed of the process of the LAN and TAM transaction, we inform you that yesterday in the Tribunal de Defensa de La Libre Competencia (TDLC), the Chilean anti-trust court, rejected, by a divided tally of 3 to 2, the motion to reconsider presented by the Fiscalia Nacional Economica (FNE), LAN and TAM, thus ratifying the initial consultation proceeding initiated by the Corporacion Nacional de Consomidores y Usuarios de Chile this past January.

Consequently, the TDLC declined to analyze the out-of-court agreement reached between LAN and the Fiscalía Nacional Económica (FNE) in January of this year.

After this decision, LAN issued this Friday afternoon a Press Release where it stated that “in order to prevent further delay to the proposed transaction and to continue the progress of the consultation proceeding, LAN will actively participate in such proceeding and will provide to the TDLC any information it may require in connection with the proceeding, with the expectation that the process may conclude as promptly as possible.  LAN expects the consultation proceeding to conclude around the end of the second quarter of this year.”

However, we believe that as of this date it is not possible to anticipate with any reasonable degree of certainty the duration of this process, but it is probable that the satisfactory conclusion of this proceeding will delay the implementation of the transaction, “which, once approved, we estimate will not occur before the fourth quarter of 2011.”

In case you want to read the complete press release which has been issued, we invite you to go to www.lan.com or to www.latamarilines.com.

In any case, we remind you may send us your questions internally to [internal e-mail address].

Warm regards,

Emilio Del Real	René Muga
VP Human Resources	VP Corporate Matters

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination.  This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN’s Investor Relations at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM’s Investor Relations at 55-11-5582-9715 or by e-mail at invest@tam.com.br.